SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: June 28, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82‑                              .)

Enclosed:

     Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: June 28, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

June 28, 2005

DRILLING INTERSECTS 546 METRES OF 4.05% COPPER EQUIVALENT
ON HUGO FAR NORTH DISCOVERY IN MONGOLIA’S SOUTH GOBI

INFILL DRILLING CONFIRMS CONTINUITY OF 500-METRE EXTENSION
OF THE OPEN-ENDED HUGO FAR NORTH DISCOVERY

ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ Executive Vice-President, Exploration, Doug Kirwin announced today that hole EGD006A intersected 608 metres grading 3.24% copper and 0.82 grams per tonne (g/t) gold (a copper equivalent grade of 3.77%), including 546 metres of 3.46% copper and 0.90 g/t gold (a copper equivalent grade of 4.05%). The hole also included an intersection of 322 metres grading 4.59% copper and 1.07 g/t gold (a copper equivalent grade of 5.29%). EGD006A is a navi-drill daughter hole drilled down-dip from hole EGD006, which was collared five metres north of the Ivanhoe-Entrée Gold joint-venture boundary.

In addition, Hole EGD008, collared approximately 450 metres northeast of, and parallel to, holes EGD006 and EGD006A, intersected 324 metres grading 2.45% copper and 1.23 g/t gold (a copper equivalent grade of 3.25%). Ivanhoe currently is drilling EGD019 to test the potential for higher-grade copper and gold mineralization up-dip from hole EGD008.

As reported on May 13, EGD006 intersected 216 metres grading 2.95% copper and 1.35 g/t gold (copper equivalent grade of 3.83%), starting at a depth of 1008 metres, including 110 metres grading 4.58% copper and 2.02 g/t gold (copper equivalent grade of 5.89%).

	From	To	Interval	Gold	Copper	Copper Eq
Hole Number	(m)	(m)	(m)	(g/t)	(%)	(%)
EGD006A	1084	1692	608	0.82	3.24	3.77
including	1084	1146	62	0.11	1.22	1.29
	1146	1468	322	1.07	4.59	5.29
	1468	1648	180	0.53	1.95	2.29
	1648	1692	44	1.18	1.42	2.18
>2% Cu Eq	1146	1692	546	0.90	3.46	4.05

EGD008	1286	1388	102	0.02	0.60	0.61
	1388	1712	324	1.23	2.45	3.25

*	All copper equivalent grades used in this news release have been calculated using copper prices of 90 cents (US) per pound and gold prices of US $400 per ounce .

The copper and gold mineralization intersected in holes EGD006, EGD006A and EGD008 has been discovered since the database was closed in April for the recent independent resource estimate for Oyu Tolgoi prepared by AMEC Americas (see Ivanhoe’s news release dated May 3, 2005), with the result that the resource block model for Hugo North extended only to the Ivanhoe-Entrée Gold joint-venture property boundary.

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EGD008 has extended the strike length of the Hugo North copper-gold discovery to greater than 2.2 kilometres. Hugo North is part of the 3.5-plus-kilometre-long Hugo Dummett Deposit, which in turn is part of the 6.5-kilometre-long chain of copper and gold deposits delineated to date by Ivanhoe at Oyu Tolgoi.

Hole EGD016C, collared mid-way between holes EGD006 and EGD008 on the Ivanhoe-Entrée Gold joint-venture property, has encountered visible copper mineralization, mainly chalcopyrite, hosted in augite basalt at a down-hole depth of 1,078 metres (1,070 metres below surface). The copper mineralization continued through to a down-hole depth of 1,326 metres (1,310 metres below surface), where the hole encountered strong copper mineralization consisting primarily of bornite hosted in quartz-rich quartz monzodiorite (QMD). The hole is being drilled to confirm the continuity of the high-grade copper and gold mineralization in the 450-metre interval between holes EGD006 and EGD008, and to substantiate the apparent northeasterly strike direction of the mineralization. The bornite-rich QMD is visually similar to the 324 metres of bornite-rich QMD intersected in EGD008 at a down-hole depth of 1,387 metres (1,370 metres below surface) that grades 2.45% copper and 1.23 g/t gold (a copper equivalent grade of 3.25%). At the end of June 28, Mongolia time, EGD016C was at a down-hole depth of 1,444 metres in visually very strong copper mineralization hosted in the QMD.

OTD976C, a navi hole aligned on a northwest azimuth between the OTD976 series of holes and the EGD006 series of holes, is being drilled to establish the continuity of the mineralization for future expansion of the project’s Indicated Resources. OTD976, 976A and 976B are the northern-most holes used in the May, 2005, AMEC resource estimate. OTD976C has intersected visibly strong copper mineralization at a down-hole depth of 1,135 metres (approximately 1,030 metres below surface) in basaltic rocks that typically overly the copper-gold-rich quartz monzodiorite host rocks.

The in-fill drill holes described above that now are in progress appear to be defining a continuous zone of high-grade mineralization that has changed strike direction from the northerly trend followed by the Hugo North deposit to a northeasterly trend now being followed by the Hugo Far North Extension. Additional drill holes up-dip and down-dip of these infill holes will be required to finalize the geometry of the deposit for future resource updates and the impact of possible off-setting cross-faults.

Ivanhoe has nine deep-hole-capacity rigs drilling on the Oyu Tolgoi Project and the Ivanhoe-Entrée Gold joint-venture property. One is drilling a deep-delineation hole on the Hugo North Deposit 150 metres south of the joint-venture property boundary; a second is drilling a geotechnical hole near the location of the proposed Hugo North production shafts; the remaining seven rigs are drilling to test for the northeasterly extension of the Hugo North Deposit on the joint-venture property.

Ivanhoe has the right to earn a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the Ivanhoe-Entrée Gold joint-venture property and a 70% interest in all minerals extracted from surface to a depth of 560 metres by spending US $35 million on exploration and/or development of the property over eight years. Ivanhoe currently

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owns 9.2 million Entrée common shares. Ivanhoe plans on exercising its rights, under its Equity Participation and Earn-in Agreement with Entrée, to acquire an additional 1,235,489 units, at a price of $2.20 each. Each unit consists of one common share and two common share purchase warrants. Upon completion of the acquisition of the new units, Ivanhoe will own approximately 16.4% of Entrée issued and outstanding shares.

Charles Forster, P.Geo., a qualified person as defined by NI 43-101, supervised the preparation of the information in this release. SGS Mongolia LLC prepares the split core at the site and assays all samples at its facility in Ulaanbaatar. Dr. Barry Smee, Ph.D., P.Geo., an independent geochemist and quality control expert monitors, audits Ivanhoe’s QA/QC program and the independent SGS Mongolia LLC laboratory facility on site and in Ulaanbaatar. Dale A. Sketchley, M.Sc., P.Geo., is Ivanhoe’s on-site QA/QC manager responsible for the assaying and sampling programs at the Oyu Tolgoi project. In accordance with Canadian NI 43-101, reference samples prepared from matrix matched resource material, field blanks and sample duplicates are randomly and routinely inserted by Ivanhoe’s personnel at the sample preparation facility on site. Duplicate samples are routinely collected and sent to an international laboratory in Australia for check assaying.

Ivanhoe has a 100% interest in the Oyu Tolgoi gold and copper project in Mongolia and owns or controls exploration rights covering approximately 128,000 square kilometres in central and southern Mongolia, where additional copper, gold and coal discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar.

Ivanhoe shares are listed on the Toronto and New York stock exchanges under the symbol IVN.

Information contacts:
Investors:  Bill Trenaman: +1.604.688.5755 / Media:  Bob Williamson: +1.604.688.5755

Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions, are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, geological or mechanical difficulties affecting the company’s planned drilling, operational risk, environmental risk, financial risk, geo-political risk, commodity risk, currency risk and other statements that are not historical facts as disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada and the United States.

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